Exhibit 99.1

Press Release Heerlen, 25 June 2012	DSM, Corporate Communications e-mail: media.relations@dsm.com www.dsm.com

18E

DSM completes acquisition of Kensey Nash and strengthens its biomedical business

Royal DSM, the global Life Sciences and Materials Sciences company, today announces that it has successfully completed the acquisition of Kensey Nash, through the merger of its subsidiary Biomedical  Acquisition Corporation with and into Kensey Nash. As a result of the merger, Kensey Nash is now an indirect wholly owned subsidiary of DSM. The acquisition, announced on 3 May 2012, will strengthen and complement DSM’s biomedical business, one of the three Emerging Business Areas of DSM. The acquisition, for a total enterprise value of approximately USD 360 million, positions DSM Biomedical as a profitable growth platform for DSM.

In the merger, each share of Kensey Nash common stock that was not acquired by DSM in the previously concluded tender offer, other than those as to which holders exercise appraisal rights under Delaware law and those held by DSM and Kensey Nash, have been converted into the right to receive the USD 38.50 price per share in cash that was paid in the tender offer, without interest and less any required withholding taxes.

Feike Sijbesma, CEO and Chairman of the DSM Managing Board said: “This acquisition fully fits with our strategy DSM in Motion: driving focused growth. Biomedical is one of the key areas where we are able to fully leverage our unique science-based expertise in Life Sciences and Materials Sciences. For DSM this is the tenth acquisition since our strategy announcement in September 2010. Including the pending acquisition of Ocean Nutrition Canada we have announced €1.7 billion worth of growth enhancing acquisitions as we continue to further improve our attractive portfolio in health, nutrition and materials to deliver shareholder value with stronger, more stable growth and profitability.”

Christophe Dardel, President DSM Biomedical said: “We are very excited to welcome all employees of Kensey Nash to DSM. With the combined strength and track record of DSM and Kensey Nash, I strongly believe that we will be able to take this business to the next level. Our attention is now fully focused on ensuring a smooth integration of the Kensey Nash business in a timely and efficient manner. Throughout this process, business continuity and customer satisfaction will remain key priorities for us while focusing on future synergy generation between both businesses.”

Kensey Nash

Kensey Nash is a US based, technology-driven biomedical company, primarily focused on regenerative medicine utilizing its proprietary collagen and synthetic polymer technology. It manufactures and sells through partners medical device parts in cardiology, orthopedic, sports medicine, spinal and general surgery. The company is headquartered in Exton (Pennsylvania, USA) with approximately 325 employees. For Kensey Nash’s fiscal year ending June 30, 2012, Kensey Nash has previously issued guidance for net sales of almost USD 90 million, growing to about USD 100 million in its fiscal year ending June 2013, with EBITDA margins above 30%.

Over 25 years ago Kensey Nash developed what is now the leading arterial closure device in the world using resorbable collagen, synthetic polymer technologies and device engineering expertise. The company has developed a large catalogue of technologies that are used to create high-quality products and devices. Its mechanical device, collagen processing, synthetic polymer, bone mineral, extracellular matrix and other products provide a solid foundation to develop an expansive variety of innovations in regenerative medicine.

Strategic rationale

The purchase by DSM of Kensey Nash strengthens and complements DSM’s biomedical business and capabilities, while clearly meeting DSM’s financial and strategic criteria.  For DSM Biomedical the acquisition of Kensey Nash is an important step in realizing its strategic ambition to build strong positions in bio-passive, bio-active and bio-interactive materials.

The acquisition strengthens DSM’s existing position in the market for bio-passive (medical coatings and polymers) and the emerging market for bio-active (resorbable polymers and drug delivery) materials. It also provides DSM with a strong position and pipeline of new technologies in the developing field of regenerative medicine and tissue engineering (bio-interactive materials).

Kensey Nash has strong relationships with an attractive US customer base, which will provide the opportunity to leverage DSM’s current portfolio. In addition, DSM’s customer base in Europe and Asia will offer attractive growth opportunities for Kensey Nash’s product portfolio.

Integration

Full scale integration of the two businesses will now begin. A dedicated integration team consisting of both DSM and Kensey Nash representatives will work diligently to assess the best way to combine the two organizations to bring new meaningful innovations to customers.

Financial highlights

The acquisition of Kensey Nash is expected to be accretive to DSM’s earnings from 2013 onwards. It will contribute to DSM’s aspiration to realize €1 billion in sales by 2020 in its combined Emerging Business Areas and puts DSM Biomedical well on track to meet its contribution to this aspiration. With the acquisition of Kensey Nash, DSM Biomedical will be well-established as a profitable growth platform.

DSM - Bright Science. Brighter Living.™

Royal DSM is a global science-based company active in health, nutrition and materials. By connecting its unique competences in Life Sciences and Materials Sciences DSM is driving economic prosperity, environmental progress and social advances to create sustainable value for all stakeholders. DSM delivers innovative solutions that nourish, protect and improve performance in global markets such as food and dietary supplements, personal care, feed, pharmaceuticals, medical devices, automotive, paints, electrical and electronics, life protection, alternative energy and bio-based materials. DSM’s 22,000 employees deliver annual net sales of around € 9 billion. The company is listed on NYSE Euronext. More information can be found at www.dsm.com.

For more information:

DSM Corporate Communications Herman Betten tel. +31 (0) 45 5782017 fax +31 (0) 45 5740680 e-mail media.relations@dsm.com	DSM Investor Relations Hans Vossen tel. +31 (0) 45 5782864 fax +31 (0) 10 4590275 e-mail investor.relations@dsm.com

Forward-looking statements

This press release may contain forward-looking statements with respect to DSM’s future (financial) performance and position. Such statements are based on current expectations, estimates and projections of DSM and information currently available to the company. DSM cautions readers that such statements involve certain risks and uncertainties that are difficult to predict and therefore it should be understood that many factors can cause actual performance and position to differ materially from these statements. DSM has no obligation to update the statements contained in this press release, unless required by law. The English language version of the press release is leading.